

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2016

Mail Stop 4561

Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
6750 Dumbarton Circle
Fremont, California 94555

> **Re:** **Electronics for Imaging, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **File No. 000-18805**
> **Filed February 19, 2016**

Dear Mr. Gecht:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services